UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 20, 2016

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

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NEWS RELEASE

Release Time	IMMEDIATE

Date	20 April 2016

Release Number	10/16

BHP BILLITON OPERATIONAL REVIEW

FOR THE NINE MONTHS END D 31 MARCH 2016

•	On track to deliver an average unit cost improvement of 14% across our major assets(1) as productivity gains continue to be realised.

•	Full year production guidance maintained for Petroleum, Copper and Coal.

•	Guidance at Western Australia Iron Ore (WAIO) reduced by 10 Mt to approximately 260 Mt (100% basis) as a result of adverse weather and the initiation of an accelerated rail network maintenance program.

•	In Petroleum, a US$640 million exploration program is now planned for the 2 016 financial year to fund additional access and testing of our future growth opportunities.

•	Four major projects under development are tracking to plan. The Escondida Bioleach Pad Extension project was completed as planned during the March 2016 quarter.

Production	Mar 2016 YTD	vs Mar 2015 YTD
Petroleum (MMboe)	184	(4%)	Strong Conventional performance offset by deferral of development activity in Onshore US for value.
Copper (Mt)	1.2	(8%)	Increased throughput at Escondida and strong operating performance across the business partially offset lower grades at Escondida.
Iron ore (Mt)	171	(1%)	Record WAIO volumes offset by the suspension of operations at Samarco.
Metallurgical coal (Mt)	31	(1%)	Record production at six Queensland Co al mines offset by the planned closure of Crinum.
Energy coal (Mt)	27	(10%)	Unfavourable weather conditions at NSW EC and Cerrejón and divestment of the San Juan Mine.

BHP Billiton Chief Executive Officer, Andrew Mackenzie, said: “The productivity of our Company continues to improve notwithstanding the disruption largely caused by adverse weather this quarter. Over the last 12 months, we have taken a number of steps to strengthen BHP Billiton, including asset sales and the deferral of investment for long-term value. While these measures will reduce our output this year, they have increased our focus on our highest-quality operations and will support stronger margins and returns.

“We have the potential to significantly grow the value of our Company. Our simpler organisational structure will promote greater efficiency, rapid sharing of best practice and adoption of new technology to deliver the next level of safe productivity. Debottlenecking our assets at very low cost will generate high returns and substantial value. We have a pipeline of projects in copper and oil that allow us to bring high-margin volumes to market when the time is right. And as others cut back on exploration, our investment will go further and help create new options for the future.”

1

Summary

Operational performance

Production for the nine months and quarter ended March 2016 and guidance for the 2016 financial year are summarised in the table below.

	Mar	Mar	Mar YTD16	Mar Q16	Mar Q16	Previous	Current
	2016	2016	vs	vs	vs	FY16	FY16
Production	YTD	Qtr	Mar YTD15	Mar Q15	Dec Q15	guidance	guidance
Petroleum (MMboe)	184.1	59.4	(4%)	(3%)	(1%)	237	237
Onshore US (MMboe)	85.8	27.4	(9%)	(16%)	(4%)	109	109
Conventional (MMboe)	98.4	32.0	0%	10%	1%	128	128
Copper (Mt)	1.2	0.4	(8%)	(12%)	5%	1.5	1.5
Escondida (kt)	711	260	(20%)	(23%)	18%	940	940
Other copper(i) (kt)	455	145	19%	19%	(11%)	—	—
Iron ore (Mt)	171	53	(1%)	(10%)	(7%)	237	229
WAIO (100% basis) (Mt)	193	61	2%	(5%)	(4%)	270	260
Metallurgical coal (Mt)	31	10	(1%)	4%	(4%)	40	40
Energy coal (Mt)	27	8	(10%)	(24%)	(17%)	37	37

(i)	Other copper comprises Pampa Norte, Olympic Dam and Antamina.

Major development projects

At the end of the March 2016 quarter, BHP Billiton had four major projects under development in Petroleum, Copper and Potash, with a combined budget of US$6.9 billion over the life of the projects.

Corporate update

On 2 March 2016, Samarco Mineração S.A and its two shareholders, Vale S.A and BHP Billiton Brasil LTDA, entered into an agreement with the Federal Attorney General of Brazil, the States of Espírito Santo and Minas Gerais and certain other public authorities for the restoration of the environment and communities affected by the Samarco dam failure on 5 November 2015. The Agreement provides a long-term remedial and compensation framework for responding to the impact of the Samarco tragedy.

BHP Billiton Operational Review for the nine months ended 31 March 2016	2

Petroleum

Production

	Mar	Mar	Mar YTD16	Mar Q16	Mar Q16
	2016	2016	vs	vs	vs
	YTD	Qtr	Mar YTD15	Mar Q15	Dec Q15
Crude oil, condensate and natural gas liquids (MMboe)	89.7	29.2	(4%)	(7%)	(2%)
Natural gas (bcf)	567.0	181.4	(5%)	0%	(1%)

Total petroleum production (MMboe)	184.1	59.4	(4%)	(3%)	(1%)

Total petroleum production – Total petroleum production for the nine months ended March 2016 decreased by four per cent to 184.1 MMboe. Guidance for the 2016 financial year remains unchanged at 237 MMboe as the strong performance by our Conventional business offset the reduction in Onshore US activity and the divestment of our gas business in Pakistan.

Crude oil, condensate and natural gas liquids – Crude oil, condensate and natural gas liquids production for the nine months ended March 2016 decreased by four per cent to 89.7 MMboe.

Onshore US liquids volumes declined by four per cent to 38.7 MMboe as unchanged total liquids production from the Black Hawk and Permian was offset by the suspension of drilling activity in the Hawkville. Liquids production at Onshore US for the 2016 financial year is expected to decline 12 per cent as a result of reduced development activity in the Black Hawk and Hawkville.

In our Conventional business, a four per cent reduction in liquids production reflects natural field decline across the portfolio and industrial action at Bass Strait, which more than offset volumes from new production wells at Atlantis, Mad Dog and Pyrenees.

Natural gas – Natural gas production for the nine months ended March 2016 declined by five per cent to 567 bcf.

The decline primarily reflects lower Onshore US gas volumes as a result of the decision to defer development activity for longer-term value and the successful divestment of our gas business in Pakistan. This was partially offset by higher seasonal demand at Bass Strait and Macedon.

Projects

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
Bass Strait Longford Gas Conditioning Plant (Australia) 50% (non-operator)	520	CY16	Designed to process approximately 400 MMcf/d of high-CO2 gas.	On schedule and budget. The overall project is 89% complete.
North West Shelf Greater Western Flank-B (Australia) 16.67% (non-operator)	314	CY19	To maintain LNG plant throughput from the North West Shelf operations.	On schedule and budget. The overall project is 10% complete.

Petroleum capital expenditure of approximately US$2.7 billion is planned for the 2016 financial year. This includes Conventional capital expenditure of US$1.4 billion, which remains focused on high-return infill drilling opportunities in the Gulf of Mexico and life extension projects at Bass Strait and North West Shelf, and Onshore US capital expenditure of US$1.3 billion, of which approximately US$300 million relates to a reduction in capital creditors.

BHP Billiton Operational Review for the nine months ended 31 March 2016	3

Onshore US development activity

Onshore US drilling and development expenditure for the nine months ended March 2016 was approximately US$1.1 billion, a 63 per cent decline relative to the nine months ended March 2015. Our operated rig count declined from seven to five in the March 2016 quarter as planned. In addition, completions activity in the Black Hawk has been temporarily halted as we continue to defer development activity to preserve value. The resulting inventory of drilled but uncompleted wells will effectively position us to quickly respond to improved market conditions.

We have continued confidence in the quality of our Onshore US acreage, and our track record in operating performance and capital productivity is among the best in the industry. While we are focused on value and cash flow preservation as we manage through this period of lower prices, we retain the option to develop our resources as prices recover to maximise the value of these quality assets.

March 2016 YTD		Liquids focused areas		Gas focused areas
(March 2015 YTD)		Eagle Ford	Permian	Haynesville	Fayetteville	Total
Capital expenditure(i)	US$ billion	0.7 (1.9)	0.3 (0.6)	0.0 (0.3)	0.0 (0.2)	1.1 (3.0)
Rig allocation	At period end	3 (12)	2 (4)	0 (1)	0 (0)	5 (17)
Net wells drilled and completed(ii)	Period total	88 (153)	25 (32)	5 (18)	10 (36)	128 (239)
Net productive wells	At period end	926 (796)	100 (63)	411 (388)	1,086 (1,028)	2,523 (2,275)

(i)	Includes land acquisition, site preparation, drilling, completions, well site facilities, mid-stream infrastructure and pipelines.
(ii)	Can vary between periods based on changes in rig activity and the inventory of wells drilled but not yet completed at period end.

Petroleum exploration

Exploration and appraisal wells drilled during the March 2016 quarter are summarised below.

Well	Location	Target	BHP Billiton equity	Spud date	Water depth	Total well depth	Status
Shenzi North-ST3	Gulf of Mexico GC609	Oil	72% (operator)	24 October 2015	1,309 m	9,577 m	Hydrocarbons encountered; Plugged and abandoned

Our Petroleum exploration program is focused in the deepwater Gulf of Mexico, the Caribbean and the Beagle sub-basin off the coast of Western Australia where we are pursuing Tier 1 oil plays. In March 2016, BHP Billiton was the apparent high bidder on four blocks in the Central Gulf of Mexico Lease Sale 241. The award of the blocks remain subject to regulatory approval.

Petroleum exploration expenditure for the nine months ended March 2016 was US$390 million, of which US$177 million was expensed. A US$640 million exploration program is now planned for the 2016 financial year to fund additional access and testing of our future growth opportunities.

BHP Billiton Operational Review for the nine months ended 31 March 2016	4

Copper

Production

	Mar 2016 YTD	Mar 2016 Qtr	Mar YTD16 vs Mar YTD15	Mar Q16 vs Mar Q15	Mar Q16 vs Dec Q15
Copper (kt)	1,167	405	(8%)	(12%)	5%
Zinc (t)	48,964	11,913	(3%)	(12%)	(28%)
Silver (troy koz)	9,525	3,469	39%	45%	21%
Uranium oxide concentrate (t)	3,508	961	38%	58%	(31%)

Copper – Total copper production for the nine months ended March 2016 decreased by eight per cent to 1.2 Mt as continued strong operating performance across the business was offset by grade decline at Escondida, as anticipated. Guidance for the 2016 financial year remains unchanged at 1.5 Mt.

Escondida copper production for the nine months ended March 2016 decreased by 20 per cent to 711 kt, despite an 18 per cent increase during the March 2016 quarter. Strong operating performance, including improvements in truck availability, utilisation and maintenance, and record material mined, was more than offset by a 28 per cent decline in grade. Production increased by 18 per cent from the December 2015 quarter as higher concentrator throughput was achieved as a result of improved water availability. The Escondida Bioleach Pad Extension project, which includes the expansion of the leach pad to four layers, was completed as planned during the March 2016 quarter.

Production guidance for Escondida remains unchanged at approximately 940 kt for the 2016 financial year as the ramp up of Organic Growth Project 1 progresses ahead of plan and is expected to reach full capacity in the June 2016 quarter. The Los Colorados concentrator was placed on care and maintenance in the March 2016 quarter. In the medium term, completion of the Escondida Water Supply project and the potential life extension of Los Colorados will enable the utilisation of three concentrators(2).

Pampa Norte copper production for the nine months ended March 2016 decreased by three per cent to 186 kt as record ore milled at Spence and Cerro Colorado, and higher grades at Spence, were offset by the impact of planned maintenance at Spence and industrial action at Cerro Colorado in the March 2016 quarter. Production at Pampa Norte for the 2016 financial year is expected to be ahead of the prior year. In the short to medium term, the Spence Recovery Optimisation project will enable the full utilisation of approximately 200 ktpa of tankhouse capacity. The Spence Growth Option remains in feasibility with the potential to extend mining operations by more than 50 years and increase copper capacity by approximately 200 ktpa.

Olympic Dam copper production for the nine months ended March 2016 increased by 46 per cent to a record 162 kt and reflects improved smelter and mill utilisation, and the Svedala mill outage in the prior period. Copper production decreased by 13 per cent from the December 2015 quarter following planned mill maintenance. Olympic Dam copper production remains on track to exceed 200 kt for the 2016 financial year with planned smelter maintenance scheduled for the June 2016 quarter.

Antamina copper production for the nine months ended March 2016 increased by 35 per cent to 108 kt as higher grades and recoveries, supported by record material mined and milled, more than offset the impact of planned maintenance in the March 2016 quarter. Antamina copper production of 136 kt is forecast for the 2016 financial year.

Project

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
Escondida Water Supply (Chile) 57.5%	3,430	CY17	New desalination facility to ensure continued water supply to Escondida.	On schedule and budget. The overall project is 86% complete.

BHP Billiton Operational Review for the nine months ended 31 March 2016	5

Iron Ore

Production

	Mar 2016 YTD	Mar 2016 Qtr	Mar YTD16 vs Mar YTD15	Mar Q16 vs Mar Q15	Mar Q16 vs Dec Q15
Iron ore (kt)	171,332	53,057	(1%)	(10%)	(7%)

Iron ore – Total iron ore production for the nine months ended March 2016 was broadly unchanged at 171 Mt. Production for the 2016 financial year is now expected to be approximately 229 Mt, three per cent below prior guidance, and reflects a reduction in guidance at WAIO.

WAIO production for the nine months ended March 2016 increased by two per cent to a record 193 Mt (100 per cent basis) and reflected the Jimblebar mining hub operating at full capacity and improved ore handling plant utilisation at Newman. This was partially offset by one-off operational issues in the December 2015 quarter, along with the impact of adverse weather conditions and the initiation of an accelerated rail network maintenance program in the March 2016 quarter. WAIO production of approximately 260 Mt is now anticipated for the 2016 financial year, four per cent below prior guidance, however unit cost guidance remains unchanged at US$15 per tonne(3).

Our WAIO business remains focused on productivity in our integrated supply chain and this is further supported by the 24 month rail renewal and maintenance program that has been initiated. These improvements in our supply chain along with the ramp-up of additional capacity at the Jimblebar mining hub, will deliver an increase in system capacity to 290 Mtpa over time.

Samarco production for the nine months ended March 2016 was 11 Mt (100 per cent basis). Mining and processing operations at Samarco remain suspended following the failure of the Fundão tailings dam and Santarém water dam on 5 November 2015. Sales from the final shipment of pellets from stockpiles will be settled in the June 2016 quarter.

BHP Billiton Operational Review for the nine months ended 31 March 2016	6

Coal

Production

	Mar 2016 YTD	Mar 2016 Qtr	Mar YTD16 vs Mar YTD15	Mar Q16 vs Mar Q15	Mar Q16 vs Dec Q15
Metallurgical coal (kt)	31,010	10,076	(1%)	4%	(4%)
Energy coal (kt)	27,295	7,911	(10%)	(24%)	(17%)

Metallurgical coal – Metallurgical coal production for the nine months ended March 2016 remained broadly in line at 31 Mt. Guidance for the 2016 financial year remains unchanged at 40 Mt.

Queensland Coal production was flat as record production at six mines, underpinned by increased plant and equipment utilisation, offset the completion of longwall mining at Crinum which is now under care and maintenance, a convergence event at the Broadmeadow mine and unfavourable weather conditions.

First shipment from the Haju mine in Indonesia was achieved during the March 2016 quarter. BHP Billiton is conducting a strategic review of the long-term future options for its Indonesian coal interests, IndoMet Coal, which comprises seven coal contracts of work within the provinces of Central and East Kalimantan.

Energy coal – Energy coal production for the nine months ended March 2016 decreased by 10 per cent to 27 Mt. Guidance for the 2016 financial year remains unchanged at 37 Mt.

New South Wales Energy Coal production for the nine months ended March 2016 declined by 10 per cent due to the impact of heavy rainfall, blasting constraints and the progression of the mine plan through a higher strip ratio zone. Cerrejón volumes declined by seven per cent as drought conditions continued to constrain production.

Navajo Coal production for the nine months ended March 2016 was broadly unchanged, despite a 51 per cent decline during the March 2016 quarter reflecting lower customer demand. The transfer of management and operatorship for Navajo Coal to Navajo Transitional Energy Company remains on track for 31 December 2016. The sale of the San Juan Mine to Westmoreland Coal Company was completed on 31 January 2016.

BHP Billiton Operational Review for the nine months ended 31 March 2016	7

Other

Nickel production

	Mar 2016 YTD	Mar 2016 Qtr	Mar YTD16 vs Mar YTD15	Mar Q16 vs Mar Q15	Mar Q16 vs Dec Q15
Nickel (kt)	57.3	20.0	(19%)	(9%)	32%

Nickel – Nickel West production for the nine months ended March 2016 decreased by 19 per cent to 57 kt and reflected planned major maintenance outages at the Kalgoorlie smelter and Kwinana refinery during the December 2015 quarter, and a reduction in third party ore delivered to the Kambalda concentrator. Higher nickel metal production during the March 2016 quarter was underpinned by throughput improvements at the Kwinana refinery.

Potash project

Project and ownership	Investment (US$m)	Scope	Progress
Jansen Potash (Canada) 100%	2,600	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	The project is 58% complete and within the approved budget. Shaft excavation is progressing.

Minerals exploration

Minerals exploration expenditure for the nine months ended March 2016 was US$126 million, of which US$109 million was expensed. Greenfield minerals exploration is predominantly focused on advancing copper targets within Chile, Peru and the South-West United States.

Variance analysis relates to the relative performance of BHP Billiton and/or its operations during the nine months ended March 2016 compared with the nine months ended March 2015, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100 per cent basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis.

The following footnotes apply to this Operational Review:

(1)	Represents the average reduction in 2016 financial year guidance for Escondida grade-adjusted, Western Australia Iron Ore and Queensland Coal unit costs relative to the 2015 financial year.
(2)	Subject to Escondida Owners Council approval.
(3)	WAIO unit cash cost excludes freight and royalties. 2016 financial year guidance is based on an exchange rate of AUD/USD 0.72.

The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); cost and freight (CFR); cost, insurance and freight (CIF); dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million cubic feet per day (MMcf/d); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand ounces (koz); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).

BHP Billiton Operational Review for the nine months ended 31 March 2016	8

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BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 18, 171 Collins Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1LH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

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BHP Billiton Operational Review for the nine months ended 31 March 2016	9

PRODUCTION SUMMARY

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton interest	MAR 2015	JUN 2015	SEP 2015	DEC 2015	MAR 2016	MAR 2016	MAR 2015

Petroleum (1)
Petroleum
Crude oil, condensate and NGL (Mboe)
Onshore US		15,848	15,413	13,453	12,805	12,454	38,712	40,213
Conventional		15,450	15,759	17,259	16,976	16,727	50,962	53,193

Total		31,298	31,172	30,712	29,781	29,181	89,674	93,406

Natural gas (bcf)
Onshore US		99.9	96.4	98.2	94.4	89.9	282.5	323.8
Conventional		81.6	95.4	104.6	88.4	91.5	284.5	271.0

Total		181.5	191.8	202.8	182.8	181.4	567.0	594.8

Total petroleum production (MMboe)		61.5	63.2	64.5	60.2	59.4	184.1	192.5

Copper (2)
Copper
Payable metal in concentrate (kt)
Escondida (3)	57.5%	260.9	247.0	159.6	131.7	174.9	466.2	669.1
Antamina	33.8%	26.7	28.0	35.1	37.2	35.4	107.7	79.7

Total		287.6	275.0	194.7	168.9	210.3	573.9	748.8

Cathode (kt)
Escondida (3)	57.5%	77.3	88.8	70.9	89.3	84.8	245.0	221.6
Pampa Norte (4)	100%	66.5	57.7	56.8	69.0	59.8	185.6	191.9
Olympic Dam	100%	28.6	13.7	54.9	57.4	49.8	162.1	110.8

Total		172.4	160.2	182.6	215.7	194.4	592.7	524.3

Total copper		460.0	435.2	377.3	384.6	404.7	1,166.6	1,273.1

Lead
Payable metal in concentrate (t)
Antamina	33.8%	493	448	857	1,024	1,193	3,074	1,612

Total		493	448	857	1,024	1,193	3,074	1,612

Zinc
Payable metal in concentrate (t)
Antamina	33.8%	13,571	15,857	20,597	16,454	11,913	48,964	50,578

Total		13,571	15,857	20,597	16,454	11,913	48,964	50,578

Gold
Payable metal in concentrate (troy oz)
Escondida (3)	57.5%	21,265	25,554	23,805	17,889	31,408	73,102	55,955
Olympic Dam (refined gold)	100%	26,441	9,438	29,349	39,299	29,028	97,676	95,342

Total		47,706	34,992	53,154	57,188	60,436	170,778	151,297

Silver
Payable metal in concentrate (troy koz)
Escondida (3)	57.5%	1,355	1,314	1,181	962	1,544	3,687	3,472
Antamina	33.8%	872	1,115	1,766	1,636	1,751	5,153	2,711
Olympic Dam (refined silver)	100%	172	55	246	265	174	685	669

Total		2,399	2,484	3,193	2,863	3,469	9,525	6,852

Uranium
Payable metal in concentrate (t)
Olympic Dam	100%	607	595	1,161	1,386	961	3,508	2,549

Total		607	595	1,161	1,386	961	3,508	2,549

Molybdenum
Payable metal in concentrate (t)
Antamina	33.8%	151	206	92	232	227	551	266

Total		151	206	92	232	227	551	266

BHP Billiton Operational Review for the nine months ended 31 March 2016	10

PRODUCTION SUMMARY

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton interest	MAR 2015	JUN 2015	SEP 2015	DEC 2015	MAR 2016	MAR 2016	MAR 2015

Iron Ore
Iron Ore
Production (kt) (5)
Newman	85%	14,916	16,062	18,006	17,003	15,817	50,826	47,635
Area C Joint Venture	85%	13,201	12,214	12,163	11,723	11,002	34,888	37,780
Yandi Joint Venture	85%	16,798	17,452	16,886	15,960	16,204	49,050	51,099
Jimblebar (6)	85%	4,513	5,462	3,262	4,852	5,472	13,586	11,297
Wheelarra	85%	5,965	5,159	7,259	5,757	4,562	17,578	13,835
Samarco	50%	3,586	3,737	3,739	1,665	—	5,404	10,776

Total		58,979	60,086	61,315	56,960	53,057	171,332	172,422

Coal
Metallurgical coal
Production (kt) (7)
BMA	50%	7,602	9,023	8,087	8,207	7,894	24,188	24,839
BHP Billiton Mitsui Coal (8)	80%	2,057	2,370	2,347	2,191	2,015	6,553	6,389
Haju (9)	75%	—	—	15	87	167	269	—

Total		9,659	11,393	10,449	10,485	10,076	31,010	31,228

Energy coal
Production (kt)
USA	100%	2,247	2,574	2,676	2,632	1,112	6,420	7,449
Australia	100%	5,252	5,086	4,644	4,277	4,189	13,110	14,612
Colombia	33.3%	2,975	2,944	2,527	2,628	2,610	7,765	8,347

Total		10,474	10,604	9,847	9,537	7,911	27,295	30,408

Other
Nickel
Saleable production (kt)
Nickel West	100%	21.9	19.3	22.1	15.2	20.0	57.3	70.6

Total		21.9	19.3	22.1	15.2	20.0	57.3	70.6

(1)	LPG and ethane are reported as natural gas liquids (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe). Total boe conversions are based on 6 bcf of natural gas equals 1 MMboe.
(2)	Metal production is reported on the basis of payable metal.
(3)	Shown on a 100% basis. BHP Billiton interest in saleable production is 57.5%.
(4)	Includes Cerro Colorado and Spence.
(5)	Iron ore production is reported on a wet tonnes basis.
(6)	Shown on a 100% basis. BHP Billiton interest in saleable production is 85%.
(7)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(8)	Shown on a 100% basis. BHP Billiton interest in saleable production is 80%.
(9)	Shown on a 100% basis. BHP Billiton interest in saleable production is 75%.

BHP Billiton Operational Review for the nine months ended 31 March 2016	11

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		MAR 2015	JUN 2015	SEP 2015	DEC 2015	MAR 2016	MAR 2016	MAR 2015

Petroleum (1)

Bass Strait
Crude oil and condensate	(Mboe)	1,156	1,707	1,877	1,390	1,813	5,080	6,258
NGL	(Mboe)	961	1,548	2,091	1,307	1,455	4,853	4,634
Natural gas	(bcf)	18.3	31.9	38.7	23.9	30.3	92.9	70.4

Total petroleum products	(MMboe)	5.2	8.6	10.4	6.7	8.3	25.4	22.6

North West Shelf
Crude oil and condensate	(Mboe)	1,355	1,215	1,362	1,423	1,124	3,909	4,251
NGL	(Mboe)	268	198	227	235	259	721	834
Natural gas	(bcf)	32.8	29.9	33.9	34.9	33.8	102.6	103.1

Total petroleum products	(MMboe)	7.1	6.4	7.2	7.5	7.0	21.7	22.3

Stybarrow (2)
Crude oil and condensate	(Mboe)	194	93	(8)	—	—	(8)	667

Total petroleum products	(MMboe)	0.2	0.1	(0.0)	—	—	(0.0)	0.7

Pyrenees
Crude oil and condensate	(Mboe)	1,709	1,435	2,096	2,331	2,093	6,520	5,719

Total petroleum products	(MMboe)	1.7	1.4	2.1	2.3	2.1	6.5	5.7

Other Australia (3)
Crude oil and condensate	(Mboe)	11	13	13	9	8	30	39
Natural gas	(bcf)	14.1	16.0	16.6	14.4	16.2	47.2	43.5

Total petroleum products	(MMboe)	2.4	2.7	2.8	2.4	2.7	7.9	7.3

Atlantis (4)
Crude oil and condensate	(Mboe)	3,645	3,110	3,637	4,257	4,056	11,950	11,560
NGL	(Mboe)	245	209	231	278	270	779	787
Natural gas	(bcf)	1.7	1.7	1.6	2.0	1.9	5.5	5.7

Total petroleum products	(MMboe)	4.2	3.6	4.1	4.9	4.6	13.6	13.3

Mad Dog (4)
Crude oil and condensate	(Mboe)	720	651	588	648	880	2,116	1,987
NGL	(Mboe)	37	20	23	41	41	105	100
Natural gas	(bcf)	0.1	0.1	0.1	0.1	0.1	0.3	0.3

Total petroleum products	(MMboe)	0.8	0.7	0.6	0.7	0.9	2.3	2.1

Shenzi (4)
Crude oil and condensate	(Mboe)	3,283	3,369	3,277	3,185	3,094	9,556	10,315
NGL	(Mboe)	235	174	236	269	206	711	766
Natural gas	(bcf)	0.7	0.7	0.7	0.8	0.6	2.1	2.3

Total petroleum products	(MMboe)	3.6	3.7	3.6	3.6	3.4	10.6	11.5

Eagle Ford (5)
Crude oil and condensate	(Mboe)	10,837	9,363	7,700	7,156	7,018	21,874	25,995
NGL	(Mboe)	3,868	4,183	3,799	3,806	3,649	11,254	10,927
Natural gas	(bcf)	27.7	26.1	25.8	25.4	25.1	76.3	82.5

Total petroleum products	(MMboe)	19.3	17.9	15.8	15.2	14.9	45.8	50.7

Permian (5)
Crude oil and condensate	(Mboe)	856	1,447	1,481	1,354	1,499	4,334	2,264
NGL	(Mboe)	287	420	473	488	288	1,249	1,007
Natural gas	(bcf)	2.1	3.0	3.9	3.4	2.4	9.7	7.9

Total petroleum products	(MMboe)	1.5	2.4	2.6	2.4	2.2	7.2	4.6

Haynesville (5) (6)
Crude oil and condensate	(Mboe)	—	—	—	1	—	1	20
Natural gas	(bcf)	37.8	35.4	36.4	34.7	34.4	105.5	127.1

Total petroleum products	(MMboe)	6.3	5.9	6.1	5.8	5.7	17.6	21.2

BHP Billiton Operational Review for the nine months ended 31 March 2016	12

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		MAR 2015	JUN 2015	SEP 2015	DEC 2015	MAR 2016	MAR 2016	MAR 2015

Fayetteville (5)
Natural gas	(bcf)	32.3	31.9	32.1	30.9	28.0	91.0	106.3

Total petroleum products	(MMboe)	5.4	5.3	5.4	5.2	4.7	15.2	17.7

Trinidad/Tobago
Crude oil and condensate	(Mboe)	196	562	242	185	120	547	675
Natural gas	(bcf)	7.2	9.1	7.6	7.4	7.4	22.4	23.8

Total petroleum products	(MMboe)	1.4	2.1	1.5	1.4	1.4	4.3	4.6

Other Americas (4) (7)
Crude oil and condensate	(Mboe)	348	348	361	360	334	1,055	1,197
NGL	(Mboe)	14	11	12	16	12	40	77
Natural gas	(bcf)	0.2	0.1	0.2	0.2	0.2	0.6	0.6

Total petroleum products	(MMboe)	0.4	0.4	0.4	0.4	0.4	1.2	1.4

UK
Crude oil and condensate	(Mboe)	64	76	59	74	65	198	175
NGL	(Mboe)	7	83	(4)	27	10	33	18
Natural gas	(bcf)	1.1	1.0	1.0	1.0	1.0	3.0	3.2

Total petroleum products	(MMboe)	0.3	0.3	0.2	0.3	0.2	0.7	0.7

Algeria
Crude oil and condensate	(Mboe)	975	912	916	922	887	2,725	3,036

Total petroleum products	(MMboe)	1.0	0.9	0.9	0.9	0.9	2.7	3.0

Pakistan (8)
Crude oil and condensate	(Mboe)	27	25	23	19	—	42	98
Natural gas	(bcf)	5.4	4.9	4.2	3.7	—	7.9	18.1

Total petroleum products	(MMboe)	0.9	0.8	0.7	0.6	—	1.4	3.1

Total petroleum products
Crude oil and condensate
Onshore US	(Mboe)	11,693	10,810	9,181	8,511	8,517	26,209	28,279
Conventional	(Mboe)	13,683	13,516	14,443	14,803	14,474	43,720	45,977

Total	(Mboe)	25,376	24,326	23,624	23,314	22,991	69,929	74,256

NGL
Onshore US	(Mboe)	4,155	4,603	4,272	4,294	3,937	12,503	11,934
Conventional	(Mboe)	1,767	2,243	2,816	2,173	2,253	7,242	7,216

Total	(Mboe)	5,922	6,846	7,088	6,467	6,190	19,745	19,150

Natural gas
Onshore US	(bcf)	99.9	96.4	98.2	94.4	89.9	282.5	323.8
Conventional	(bcf)	81.6	95.4	104.6	88.4	91.5	284.5	271.0

Total	(bcf)	181.5	191.8	202.8	182.8	181.4	567.0	594.8

(1)	Total boe conversions are based on 6 bcf of natural gas equals 1 MMboe. Negative production figures represent finalisation adjustments.
(2)	Stybarrow ceased production on 26 June 2015.
(3)	Other Australia includes Minerva and Macedon.
(4)	Gulf of Mexico volumes are net of royalties.
(5)	Onshore US volumes are net of mineral holder royalties.
(6)	Haynesville includes North Louisiana Conventional.
(7)	Other Americas includes Neptune, Genesis and Overriding Royalty Interest.
(8)	BHP Billiton completed the sale of the Pakistan gas business on 16 February 2015.

BHP Billiton Operational Review for the nine months ended 31 March 2016	13

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		MAR 2015	JUN 2015	SEP 2015	DEC 2015	MAR 2016	MAR 2016	MAR 2015

Copper
Metals production is payable metal unless otherwise stated.

Escondida, Chile (1)
Material mined	(kt)	91,139	96,337	110,067	109,200	105,970	325,237	288,363
Sulphide ore milled	(kt)	21,382	22,909	22,820	18,076	21,188	62,084	60,387
Average copper grade	(%)	1.49%	1.32%	1.00%	0.99%	0.99%	0.99%	1.38%
Production ex mill	(kt)	266.3	249.6	169.7	142.8	175.8	488.3	687.3

Production
Payable copper	(kt)	260.9	247.0	159.6	131.7	174.9	466.2	669.1
Copper cathode (EW)	(kt)	77.3	88.8	70.9	89.3	84.8	245.0	221.6
Payable gold concentrate	(troy oz)	21,265	25,554	23,805	17,889	31,408	73,102	55,955
Payable silver concentrate	(troy koz)	1,355	1,314	1,181	962	1,544	3,687	3,472

Sales
Payable copper	(kt)	269.6	243.0	157.6	123.8	181.7	463.1	676.1
Copper cathode (EW)	(kt)	64.9	101.4	63.8	101.1	80.3	245.2	208.8
Payable gold concentrate	(troy oz)	21,265	25,554	23,805	17,889	31,408	73,102	55,955
Payable silver concentrate	(troy koz)	1,355	1,314	1,181	962	1,544	3,687	3,473

(1) Shown on a 100% basis. BHP Billiton interest in saleable production is 57.5%.

Pampa Norte, Chile
Cerro Colorado
Material mined	(kt)	15,030	14,211	13,870	14,930	12,415	41,215	46,671
Ore milled	(kt)	4,501	4,798	4,703	4,856	4,012	13,571	13,136
Average copper grade	(%)	0.68%	0.70%	0.64%	0.82%	0.84%	0.76%	0.72%

Production
Copper cathode (EW)	(kt)	21.5	20.4	13.7	18.8	20.0	52.5	57.8

Sales
Copper cathode (EW)	(kt)	22.0	20.8	13.0	19.7	18.6	51.3	63.0

Spence
Material mined	(kt)	21,429	21,062	22,922	21,593	22,549	67,064	69,089
Ore milled	(kt)	3,783	4,082	4,919	5,146	4,355	14,420	12,752
Average copper grade	(%)	1.06%	1.24%	1.41%	1.30%	1.39%	1.36%	1.20%

Production
Copper cathode (EW)	(kt)	45.0	37.3	43.1	50.2	39.8	133.1	134.1

Sales
Copper cathode (EW)	(kt)	45.0	40.6	38.2	56.1	38.4	132.7	133.7

BHP Billiton Operational Review for the nine months ended 31 March 2016	14

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		MAR 2015	JUN 2015	SEP 2015	DEC 2015	MAR 2016	MAR 2016	MAR 2015

Copper (continued)
Metals production is payable metal unless otherwise stated.

Antamina, Peru
Material mined (100%)	(kt)	49,787	56,944	56,793	52,130	55,183	164,106	148,255
Sulphide ore milled (100%)	(kt)	12,880	14,831	14,300	14,184	12,414	40,898	38,844
Average head grades
- Copper	(%)	0.79%	0.74%	0.88%	0.92%	1.02%	0.94%	0.78%
- Zinc	(%)	0.69%	0.56%	0.79%	0.55%	0.54%	0.63%	0.73%

Production
Payable copper	(kt)	26.7	28.0	35.1	37.2	35.4	107.7	79.7
Payable zinc	(t)	13,571	15,857	20,597	16,454	11,913	48,964	50,578
Payable silver	(troy koz)	872	1,115	1,766	1,636	1,751	5,153	2,711
Payable lead	(t)	493	448	857	1,024	1,193	3,074	1,612
Payable molybdenum	(t)	151	206	92	232	227	551	266

Sales
Payable copper	(kt)	26.5	26.3	30.8	42.9	29.3	103.0	82.6
Payable zinc	(t)	15,545	13,645	18,747	20,423	12,097	51,267	49,916
Payable silver	(troy koz)	915	911	1,522	2,048	1,331	4,901	2,837
Payable lead	(t)	461	624	266	1,056	1,073	2,395	1,492
Payable molybdenum	(t)	163	157	156	138	178	472	303

Olympic Dam, Australia
Material mined (1)	(kt)	2,186	1,773	2,357	2,372	2,210	6,939	7,545
Ore milled	(kt)	1,477	1,469	2,727	2,767	2,174	7,668	6,459
Average copper grade	(%)	1.88%	1.97%	1.64%	2.22%	2.01%	1.95%	1.83%
Average uranium grade	(kg/t)	0.56	0.62	0.60	0.62	0.61	0.61	0.56

Production
Copper cathode (ER and EW)	(kt)	28.6	13.7	54.9	57.4	49.8	162.1	110.8
Uranium oxide concentrate	(t)	607	595	1,161	1,386	961	3,508	2,549
Refined gold	(troy oz)	26,441	9,438	29,349	39,299	29,028	97,676	95,342
Refined silver	(troy koz)	172	55	246	265	174	685	669

Sales
Copper cathode (ER and EW)	(kt)	30.7	14.5	52.5	57.3	49.4	159.2	112.8
Uranium oxide concentrate	(t)	877	818	677	1,013	1,261	2,951	2,850
Refined gold	(troy oz)	31,938	9,064	25,598	39,168	32,052	96,818	97,583
Refined silver	(troy koz)	206	61	213	265	198	676	671

(1) Material mined refers to run of mine ore mined and hoisted.

BHP Billiton Operational Review for the nine months ended 31 March 2016	15

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		MAR 2015	JUN 2015	SEP 2015	DEC 2015	MAR 2016	MAR 2016	MAR 2015

Iron Ore
Iron ore production and sales are reported on a wet tonnes basis.

Pilbara, Australia
Production
Newman	(kt)	14,916	16,062	18,006	17,003	15,817	50,826	47,635
Area C Joint Venture	(kt)	13,201	12,214	12,163	11,723	11,002	34,888	37,780
Yandi Joint Venture	(kt)	16,798	17,452	16,886	15,960	16,204	49,050	51,099
Jimblebar (1)	(kt)	4,513	5,462	3,262	4,852	5,472	13,586	11,297
Wheelarra	(kt)	5,965	5,159	7,259	5,757	4,562	17,578	13,835

Total production	(kt)	55,393	56,349	57,576	55,295	53,057	165,928	161,646

Total production (100%)	(kt)	64,372	65,330	67,161	64,197	61,454	192,812	188,179

Sales
Lump	(kt)	12,617	13,234	14,003	13,886	13,380	41,269	38,044
Fines	(kt)	42,635	43,430	43,587	40,917	40,078	124,582	125,453

Total	(kt)	55,252	56,664	57,590	54,803	53,458	165,851	163,497

Total sales (100%)	(kt)	64,201	65,703	67,177	63,625	61,927	192,729	190,352

(1) Shown on a 100% basis. BHP Billiton interest in saleable production is 85%.

Samarco, Brazil (1)
Production	(kt)	3,586	3,737	3,739	1,665	—	5,404	10,776

Sales	(kt)	2,876	3,627	3,531	2,425	224	6,180	10,330

(1)	Mining and processing operations remain suspended following the failure of the Fundão tailings dam and Santarém water dam on 5 November 2015.

BHP Billiton Operational Review for the nine months ended 31 March 2016	16

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		MAR 2015	JUN 2015	SEP 2015	DEC 2015	MAR 2016	MAR 2016	MAR 2015

Coal
Coal production is reported on the basis of saleable product.

Queensland Coal
Production (1)
BMA
Blackwater	(kt)	1,569	1,873	1,803	1,861	1,756	5,420	5,121
Goonyella	(kt)	1,951	2,065	1,868	1,941	2,478	6,287	6,445
Peak Downs	(kt)	1,263	1,469	1,164	1,323	1,159	3,646	3,642
Saraji	(kt)	1,033	1,194	1,037	1,000	1,046	3,083	3,312
Gregory Joint Venture (2)	(kt)	607	885	707	609	13	1,329	2,409
Daunia	(kt)	489	649	698	616	626	1,940	1,734
Caval Ridge	(kt)	690	888	810	857	816	2,483	2,176

Total BMA	(kt)	7,602	9,023	8,087	8,207	7,894	24,188	24,839

BHP Billiton Mitsui Coal (3)
South Walker Creek	(kt)	1,282	1,384	1,511	1,275	1,268	4,054	3,909
Poitrel	(kt)	775	986	836	916	747	2,499	2,480

Total BHP Billiton Mitsui Coal	(kt)	2,057	2,370	2,347	2,191	2,015	6,553	6,389

Total Queensland Coal	(kt)	9,659	11,393	10,434	10,398	9,909	30,741	31,228

Sales
Coking coal	(kt)	7,118	7,616	7,015	7,642	7,348	22,005	22,803
Weak coking coal	(kt)	2,720	2,850	3,246	2,695	2,681	8,622	8,249
Thermal coal	(kt)	182	375	86	290	241	617	396

Total	(kt)	10,020	10,841	10,347	10,627	10,270	31,244	31,448

(1)    Production figures include some thermal coal.

(2)    Longwall mining at Crinum completed during the December 2015 quarter.

(3)    Shown on a 100% basis. BHP Billiton interest in saleable production is 80%.

Haju, Indonesia (1)
Production	(kt)	—	—	15	87	167	269	—

Sales - export	(kt)	—	—	—	—	148	148	—

(1) Shown on 100% basis. BHP Billiton interest in saleable production is 75%.

New Mexico, USA
Production
Navajo Coal (1)	(kt)	1,156	1,395	1,270	1,403	694	3,367	3,463
San Juan Coal (2)	(kt)	1,091	1,179	1,406	1,229	418	3,053	3,986

Total	(kt)	2,247	2,574	2,676	2,632	1,112	6,420	7,449

Sales thermal coal - local utility		2,177	2,539	2,671	2,661	1,106	6,438	7,492

(1)    BHP Billiton completed the sale of Navajo Mine on 30 December 2013. As BHP Billiton will retain control of the mine until full consideration is received, production will continue to be reported by the Group.

(2)    BHP Billiton completed the sale of San Juan Mine on 31 January 2016.

NSW Energy Coal, Australia
Production	(kt)	5,252	5,086	4,644	4,277	4,189	13,110	14,612

Sales
Export thermal coal	(kt)	4,897	4,550	4,130	5,081	3,410	12,621	14,309
Inland thermal coal	(kt)	337	286	253	229	234	716	936

Total	(kt)	5,234	4,836	4,383	5,310	3,644	13,337	15,245

Cerrejón, Colombia
Production	(kt)	2,975	2,944	2,527	2,628	2,610	7,765	8,347

Sales thermal coal - export	(kt)	3,005	2,766	2,853	2,565	2,339	7,757	8,814

BHP Billiton Operational Review for the nine months ended 31 March 2016	17

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE
		MAR 2015	JUN 2015	SEP 2015	DEC 2015	MAR 2016	MAR 2016	MAR 2015
Other
Nickel production is reported on the basis of saleable product

Nickel West, Australia
Production
Nickel contained in concentrate	(kt)	1.9	1.5	0.7	0.2	0.3	1.2	5.8
Nickel contained in finished matte	(kt)	6.1	3.9	5.0	2.6	2.8	10.4	20.7
Nickel metal	(kt)	13.9	13.9	16.4	12.4	16.9	45.7	44.1

Total nickel production	(kt)	21.9	19.3	22.1	15.2	20.0	57.3	70.6

Sales
Nickel contained in concentrate	(kt)	2.0	1.6	0.7	0.2	0.3	1.2	5.7
Nickel contained in finished matte	(kt)	6.4	4.4	4.2	3.7	2.7	10.6	20.4
Nickel metal	(kt)	13.5	15.7	15.6	12.1	17.8	45.5	42.9

Total nickel sales	(kt)	21.9	21.7	20.5	16.0	20.8	57.3	69.0

BHP Billiton Operational Review for the nine months ended 31 March 2016	18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: April 20, 2016	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary